UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
DC
P.E. 10-23-02
1-01398

[redacted]

02068218

November 20, 2002

Margaret M. Calabrese
Managing Counsel and Assistant Secretary
UGI Corporation
Box 858
Valley Forge, PA 19482

Act 1934
Section 14A-8
Rule
Public Availability 11-20-2002

Re: UGI Corporation
Incoming letter dated October 23, 2002

Dear Ms. Calabrese:

This is in response to your letter dated October 23, 2002 concerning the shareholder proposal submitted to UGI by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

UGI
CORPORATION

BOX 858 VALLEY FORGE, PA 19482 • 610-337-1000

October 23, 2002

RECEIVED
2002 OCT 24 PM 4:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8(e)(2)
Shareholder Proposal – Redemption of Any Poison Pill

Ladies and Gentlemen:

This letter requests your concurrence with the conclusion of UGI Corporation, a Pennsylvania corporation ("UGI"), that it can exclude from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders ("2003 Proxy Materials") a shareholder proposal (the "Proposal") that it received via facsimile from Mr. Nick Rossi on Saturday, October 5, 2002. Mr. Rossi's letter, in which he authorizes John Chevedden and/or his designee to act on Mr. Rossi's behalf with respect to the Proposal, and the Proposal are attached to this letter as Exhibit A.

UGI believes that it may properly exclude the Proposal from its 2003 Proxy Materials because Mr. Rossi failed to submit the Proposal in a timely manner pursuant to Rule 14a-8(e)(2) of the Exchange Act. UGI's proxy statement released to shareholders for its 2002 annual meeting of shareholders was dated January 4, 2002. Accordingly, pursuant to Rule 14a-8(e)(2), September 6, 2002 was the latest date for a shareholder to submit a proposal for inclusion in UGI's 2003 Proxy Materials. This submission deadline is clearly stated on page 3 of UGI's 2002 proxy statement. Because the offices of UGI were closed on Saturday, October 5, 2002, UGI did not have actual notice of the Proposal until Monday, October 7, 2002. Therefore, UGI intends to exclude the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(e)(2).

As of today's date, UGI anticipates filing its definitive proxy statement for its 2003 Annual Meeting of Shareholders on or about January 2, 2003. Because UGI received the Proposal on an untimely basis, it had only six business days to analyze,

460 NORTH GULPH ROAD, KING OF PRUSSIA, PA 19406

consult with counsel regarding, and prepare a response to the Proposal in order to meet the 80-day deadline in Rule 14a-8(j) rather than the 40 days it would have had had the Proposal been sent on a timely basis. Given UGI's prompt response to the Proposal, UGI respectfully requests that the staff waive the 80-day deadline in Rule 14a-8(j) given that the Proposal is excludable on its face pursuant to Rule 14a-8(e)(2). This request for relief from the 80-day deadline is consistent with similar requests where the Staff has granted such a waiver. See, e.g., Andrew Corporation (avail. Oct. 15, 1998), United Parcel Services (avail. Feb. 19, 1998), and Star Technologies, Inc. (avail. Jun. 25, 1996).

For the foregoing reasons, we respectfully request that the Staff of the Division of Corporation Finance concur that UGI may properly exclude the Proposal from its 2003 Proxy Materials and that it will not recommend any enforcement action to the Securities and Exchange Commission if UGI excludes the Proposal from its 2003 Proxy Materials. In addition, UGI requests that the Staff waive the 80-day requirement in Rule 14a-8(j).

Enclosed pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Rossi and Mr. Chevedden informing them of our intention to exclude the Proposal from the 2003 Proxy Materials.

If you have any questions or require additional information concerning this request, please call me at (610) 337-1000. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at (610) 992-3258 when it is available.

Sincerely,

Margaret M. Calabrese

Margaret M. Calabrese
Managing Counsel and Assistant Secretary

Enclosures

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

EXHIBIT A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

LRG
OCT - 7 2002

Mr. Lon Greenberg
Chairman
UGI Corporation (UGI)
460 North Gulph Road
King of Prussia, PA 19406
Phone: (610) 337-1000
Fax: (610) 992-3259

Dear Mr. Greenberg,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ~~[illegible]~~ ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Nick Rossi

October 1-2002

cc: Brendan P. Bovaird
Corporate Secretary
FX: 610/992-3258

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UGI Corporation
Incoming letter dated October 23, 2002

The proposal relates to poison pill plans.

There appears to be some basis for your view that UGI may exclude the proposal under rule 14a-8(e)(2) because UGI received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if UGI omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that UGI did not file its statement of objections to including the proposal at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee
Special Counsel